

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 10, 2011

R. Neil Williams
Senior Vice President & Chief Financial Officer
Intuit, Inc.
2700 Coast Avenue
Mountain View, CA 94043
Via fax (650) 944-5411

> **Re: Intuit, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Filed September 16, 2010**
> **File No. 000-21180**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2010

General

1.	We are in receipt of your confidential treatment request, CF Control #26093. Comments with respect to the application will be provided promptly in a separate letter.

Item 1. Business

Intellectual Property, page 15

2.	We note that your success depends on your proprietary technology, including patents. Please tell us whether you are materially dependent on one or more of the patents. If so, you should discuss the importance and the duration of your current patents. See Item 101(c)(1)(iv) of Regulation S-K.

Item1A. Risk Factors

"We rely on third party intellectual property in our products and services," page 22

3.   We note your statement that if you are unable to obtain the licensing rights necessary to use certain intellectual property in your products and services you may not be able to sell certain offerings, which may harm your future financial results. Please tell us whether you are substantially dependent upon any of your license agreements such that the agreements should be filed in answer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Recent Sales of Unregistered Securities, page 28

4.   We note that you issued unregistered securities to a stockholder of Mint on or around November 2, 2009 in reliance upon Regulation D. However, we were unable to locate an electronically filed Form D for this transaction. Please note that pursuant to Release No. 33-8891, electronic filings of Form D are required for all transactions after March 16, 2009. Please tell us whether you filed a Form D for this transaction or, if not, when you intend to file it.

Notes to Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 67

5.   We note from your response letter dated November 15, 2007 (comment 4), that in fiscal 2005 the TurboTax desktop offering included one free electronic filing and additional electronic filings had to be purchased separately, which allowed the company to establish VSOE of fair value for the free electronic filing that was bundled with your desktop product sales. You also indicated that in fiscal 2006 and 2007, you sold your desktop software as a standalone product that did not include bundled electronic filing services. However, your current disclosures (page 45) indicate that in fiscal 2008 you began including federal electronic filing services with the TurboTax desktop software. We further note from your website that TurboTax desktop allows one to e-file up to five federal returns for free. In an effort to understand how the 2008 change affected your accounting for these transactions, please tell us specifically what services are included with your TurboTax desktop offerings and how that differs from previous offerings. In addition, describe further the impact these changes have had on your ability to establish VSOE for all of the elements in these bundled arrangements and explain any resulting change in accounting for these transactions. Also, please update us as to your current methodology for establishing VSOE of fair value for the electronic filing services included in your bundled arrangements and specifically tell us when, if ever, you sell the electronic filing services separately.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Johnson, Staff Attorney at (202) 551-3477, or Mark Shuman, Legal Branch Chief at (202) 551-3462, with any other questions. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief